Black Coffee Company, LLC

Financial Statement

For fiscal year ended December 31, 2023 and 2022

Black Coffee Company, LLC
Balance Sheet

	As of December 31, 2023	As of December 31, 2022
ASSETS		
Current Assets		
Cash and Cash Equivalents	$30,951.25	$31,763.37
Inventory	$10,000.00	$4,500.00
Account Receivable		
Total Current Assets	**$40,951.25**	**$36,263.37**
Non-Current Assets		
Machines and Equipment	$25,560.65	$18,936.80
Fixtures, Fittings and Computer Equipment	$27,995.77	$27,995.77
Total Non-Current Assets	$53,556.42	$46,932.57
TOTAL ASSETS	**$94,507.67**	**$83,195.94**
LIABILITIES AND EQUITY		
Liabilities		
Long-term Debt	$62,022.58	$50,142.18
Short-term Debt	$0.00	$14,739.24
Total Liabilities	**$62,022.58**	**$64,881.42**
Equity		
Capital	$0.00	$0.00
Total Equity	**$0.00**	**$0.00**

Black Coffee Company, LLC

Income Statement

	As of December 31, 2023	As of December 31, 2022
REVENUE	**$334,430.00**	**$277,566.00**
Cost of Goods Sold	$91,734.00	$76,083.00
Gross Profit	**$242,696.00**	**$201,483.00**
EXPENSES		
All Expenses	$253,515.87	$252,492.00
Depreciation & Amortization		
Total Expenses	**$253,515.87**	**$252,492.00**
OPERATING PROFIT	**-$10,819.87**	**-$51,009.00**
OTHER INCOME		
Grants	$0.00	$22,500.00
Total Other Income	**$0.00**	**$22,500.00**
NET INCOME	**-$10,819.87**	**-$28,509.00**

Black Coffee Company, LLC
Statement of Cash Flow

	As of December 31, 2023	As of December 31, 2022
Cash Flow From Operating Activities		
Cash Received	$334,430.00	$277,566.00
Cost of Good Sold	$91,734.00	$76,083.00
Salary and Wages	$119,330.00	$117,606.00
Rent	$23,049.00	$38,408.00
Taxes and Licenses	$14,521.00	$13,015.00
Advertisement	$7,435.00	$15,586.00
Credit & Collection Cost	$27,207.00	$10,982.00
Office Expenses & Subscriptions	$22,201.00	$23,029.00
Insurance (Building, Equipment, & Life)	$5,937.00	$6,746.00
Supplies	$5,560.00	$10,073.00
Travel	$3,654.00	$10,930.00
Utilities	$7,756.00	$6,117.00
Net Cash Flow From Operating Activities	**$6,046.00**	**-$51,009.00**
Cash Flow From Financing Activities		
Grants	$0.00	$22,500.00
Proceeds from Short Term Debt		
Debt Repayment	-$18,738.52	-$16,572.81
Proceeds from Long Term Debt	$11,880.40	$32,500.00
Net Cash Flow From Financing Activities	**-$6,858.12**	**$38,427.19**
Net Increase (Decrease) in Cash	-$812.12	-$12,581.81
Cash At Beginning of Period	$31,763.37	$44,345.18
Cash At End of Period	$30,951.25	$31,763.37

Black Coffee Company, LLC
Notes To The Unaudited Financial Statements

NOTE 1: ORGANIZATION AND NATURE OF ACTIVITIES

The Black Coffee Company sells the freshest organic coffee beans, loose leaf tea, and branded merchandise so that our team can create resources and opportunities for our communities. We invest in people and ideas that boldly push our society forward, while staying true to the legacy we stand upon. Our raw values are Entrepreneurship, Financial Freedom, and Community Empowerment.

Black Coffee Atlanta (flagship coffee shop) opened its doors on Juneteenth 6/19/21 and has become a hub for entrepreneurs, creatives, and the local community. We have partnered with multiple community-based organizations, federal/state/city officials, and not-for-profit organizations to provide mentoring resources and support for multiple community projects.

Our in-demand coffee shop and event space is over 2,000 sq ft, has a huge parking lot, delicious drinks, and an amazing vibe. Our coffee shop address is 1800 Jonesboro Rd. SE. Atlanta, GA 30315. We invite vendors to come and set up tables to showcase their products and services, and to help build their business.

Black Coffee Company sources all of their coffee beans from fair trade, single-source farms from across the globe. Currently we have coffee from Ethiopia, Kenya, Brazil, Costa Rica and Peru. We roast our coffee medium to dark.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (*US GAAP*). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.